Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-196906

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 21, 2014

New Issue	May 2, 2016

GOLDEN STAR RESOURCES LTD.

U.S.$15,015,000
22,750,000 Common Shares

Golden Star Resources Ltd. (“Golden Star”, the “Company”, “we”, “us” or “our”) hereby offers, and this prospectus supplement (the “Prospectus Supplement”) qualifies the distribution of, 23,810,000 Common Shares (as defined below) (the “Offered Shares”) of Golden Star to be sold at a price of U.S.$0.66 per Common Share (the “Offering Price”).

Golden Star’s outstanding common shares (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GSC”, on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “GSS” and on the Ghana Stock Exchange (the “GSE”) under the symbol “GSR”. On April 27, 2016, being the last trading day prior to the announcement of this offering, the closing price of the Common Shares on the TSX was Cdn.$0.99 and on the NYSE MKT was U.S.$0.75. On April 29, 2016, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was Cdn.$0.87 and on the NYSE MKT was U.S.$0.69. Investing in the Offered Shares involves significant risk. Prospective investors should carefully consider the risk factors outlined in this Prospectus Supplement, the short form base shelf prospectus dated July 21, 2014 (the “Prospectus”) and the documents incorporated by reference therein before purchasing the Offered Shares. See “Risk Factors”. The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and the NYSE MKT. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE MKT.

Price: U.S.$0.66 per Offered Share

	Price to the Public	Underwriter’s Fee(1)	Net Proceeds to Golden Star(2)
Per Offered Share	U.S.$0.66	U.S.$0.0396	U.S.$0.6204
Total(3)	U.S.$15,015,000	U.S.$900,900	U.S.$14,114,100

Notes:

(1)	In consideration for the services rendered by the Underwriter (as defined below) in connection with the offering, the Underwriter will be paid a cash fee equal to 6.0% of the Offering Price for each Offered Share sold under this offering (“Underwriter’s Fee”). See “Plan of Distribution”.
(2)	After deducting the Underwriter’s Fee, but before deducting expenses of this offering payable by Golden Star, estimated to be U.S.$400,000, which together with the Underwriter’s Fee will be paid from the proceeds of the sale of the Offered Shares.
(3)	Golden Star has granted to the Underwriter an option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days following the closing of the offering, to purchase up to an additional 3,412,500 Common Shares (the “Additional Shares”), representing 15% of the aggregate Offered Shares issued upon the closing of the offering, at the same price and on the same terms as set out above, to cover over allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriter’s Fee and net proceeds to Golden Star (before estimated offering expenses) will be U.S.$17,267,250, U.S.$1,036,035 and U.S.$16,231,215, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Additional Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Over-Allotment Option acquires those Additional Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”. References to the “Offered Shares” herein includes the Additional Shares, as the context permits.

Underwriter’s Position	Maximum number of securities held	Exercise period	Exercise price
Over-Allotment Option	3,412,500 Additional Shares	30 days following closing of the offering	U.S.$0.66 per Additional Share

This offering of Offered Shares is made by Golden Star, a Canadian issuer that is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Golden Star has prepared its financial statements for the year ended December 31, 2015, incorporated herein by reference, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting. Golden Star’s consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and the United States Securities and Exchange Commission (“SEC”) independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

The ability of purchasers of securities to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

BMO Nesbitt Burns Inc. (the “Underwriter”), as principal, conditionally offers the Offered Shares in each of the provinces of Canada other than the province of Québec and in the United States, subject to prior sale, if, as and when issued by us and accepted by the Underwriter in accordance with the conditions contained in the underwriting agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on the Company’s behalf by Fasken Martineau DuMoulin LLP and Davis Graham & Stubbs LLP and on behalf of the Underwriter by Stikeman Elliott LLP and Dorsey & Whitney LLP. The Underwriter will offer the Offered Shares for sale in the United States and Canada either directly or through its broker-dealer affiliates or agents registered in each jurisdiction. After the Underwriter has made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, any such reduction in the Offering Price shall not affect the net purchase price to be paid to Golden Star. See “Plan of Distribution”. The Offering Price of the Offered Shares offered hereunder was determined by negotiation between us and the Underwriter.

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Subscriptions will be received subject to rejection or allotment in whole or part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the offering will occur on or about May 9, 2016 or such later date as we and the Underwriter may agree but, in any event, not later than 42 days following the date of this Prospectus Supplement. The Company will arrange for an instant deposit of the securities issued hereunder to or for the account of the Underwriter with CDS Clearing and Depository Services Inc. (“CDS”) on the closing date of the offering, against payment of the aggregate purchase price for the securities issued hereunder. Accordingly, a purchaser of securities issued hereunder will receive only a customer confirmation from the Underwriter or other registered dealers who are CDS participants and from or through which the securities issued hereunder are purchased. See “Plan of Distribution”. The Offered Shares are to be taken up by the Underwriter, if at all, on or before a date not more than 42 days after the date of this Prospectus Supplement.

Subject to applicable laws, the Underwriter may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY UNITED STATES (“U.S.”) STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, Canada and the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

An investment in the Offered Shares involves certain risks that are described under “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the documents incorporated therein by reference and should be considered by any prospective purchaser of Offered Shares.

Tony Jensen, Craig Nelsen, Daniel Owiredu and William Yeates, being directors of the Company, have appointed the Company, 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

The registered and principal office of the Company is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9.

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TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

table of contents
SHORT FORM BASE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to this offering.

Neither the Company nor the Underwriter are making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted by law. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with this offering. The Company does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Readers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the respective dates of the documents incorporated by reference in the accompanying Prospectus. Information on any of the websites maintained by the Company does not constitute a part of this Prospectus Supplement or the accompanying Prospectus and shall not be relied upon by prospective purchasers for the purpose of determining whether to invest in the securities qualified for distribution under this Prospectus Supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein contain certain forward-looking statements with respect to Golden Star’s financial condition, results of operations, business, prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions (including negative and grammatical variations) identify forward-looking statements.

Although the Company believes that its plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this Prospectus Supplement. These statements include comments regarding: production and cash operating cost estimates; the receipt of environmental permits, including the approval of the environmental management plan at the Wassa open-pit and underground gold mines (and satellite pits) (“Wassa”); the impact of rain on our operations; the impact of Wassa underground mining operations on Wassa open pit mining operations and the impact of Wassa open pit mining operations on Wassa underground mining operations; mining methods and estimated recovery at the Wassa underground mine (“Wassa Underground”); required investments in mine infrastructure; securing financing for operations on favourable terms; anticipated commencement dates of mining and production at Wassa Underground and Prestea underground mine (“Prestea Underground”); estimated costs and timing of the development of new deposits and sources of funding for such development; capital expenditures; government review of gold exploration areas; the mining laws, environmental laws and tax regime of Ghana; production capacity, rates and costs; currency exchange rate fluctuations; gold sales; mining operations and gold recovery rates; ore type, delivery and processing; use of waste rock; tailings processing; completion, use and capacity of a new facility in the design phase; potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources; geological, environmental, community and engineering studies; environmental impact of operations; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; identification of acquisition and growth opportunities; timing for completing production at the oxide pits in Prestea South; relationships with local stakeholder communities; the Company’s status as a PFIC (as defined herein); use of proceeds; exercise of the over-allotment option; the transformation of Golden Star into a lower cost producer and the timing thereof; our ability to meet our cash requirements; and fees and expenses relating to the offering.

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The following, in addition to the factors described under “Risk Factors” in this Prospectus Supplement, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;
•	losses or gains in mineral reserves from changes in operating costs and/or gold prices;
•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;
•	unexpected changes in business and economic conditions;
•	inaccuracies in mineral reserves and mineral resources estimates;
•	changes in interest and currency exchange rates;
•	possible hedging activities;
•	timing and amount of gold production;
•	unanticipated variations in ore grade, tonnes mined and crushed or milled;
•	unanticipated recovery or production problems;
•	effects of illegal mining on our properties;
•	ability to, and cost of, dewatering our underground mines;
•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;
•	changes in metallurgy and processing;
•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;
•	changes in project parameters or mine plans;
•	costs and timing of development of mineral reserves;
•	weather, including drought or excessive rainfall in West Africa;
•	results of current and future exploration activities;
•	acquisitions and joint venture relationships;
•	political or economic instability, either globally or in the countries in which we operate;
•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our principal producing properties are located;
•	local and community impacts and issues;
•	availability and cost of replacing mineral reserves;
•	timing of receipt and maintenance of government approvals and permits;
•	unanticipated transportation costs including shipping incidents and losses;
•	accidents, labor disputes and other operational hazards;
•	environmental (including reclamation) costs and risks;
•	changes in tax laws;
•	title issues;
•	competitive factors, including competition for property acquisitions;
•	possible litigation;
•	availability of capital at reasonable rates or at all;
•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and
•	changes to Golden Star’s mining licenses, including revocation.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional risk factors elsewhere in this Prospectus Supplement, the accompanying Prospectus or in any of the documents incorporated by reference therein. Although we have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation to revise any forward-looking statements to reflect events or circumstances after the date of such statements. All of the forward-looking statements contained or incorporated by reference in the Prospectus, this Prospectus Supplement and any of the documents incorporated by reference are qualified by the foregoing cautionary statements.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Prospectus Supplement refer to United States dollar values. References to “Cdn.$” or “Canadian dollars” are used to indicate Canadian dollar values.

The noon rate of exchange on April 29, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$1.2549 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$0.7969.

References to “GH¢” or “Ghanaian Cedis” are used to indicate values in Ghanaian Cedi. The noon rate of exchange on April 29, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into Ghanaian Cedi was Cdn.$1.00 equals GH¢3.0404 and for the conversion of Ghanaian Cedi into Canadian dollars was GH¢1.00 equals Cdn.$0.3289.

The following table sets forth, for each of the years indicated, the high, low and average noon spot rates for one Canadian dollar in terms of the United States dollar, as reported by the Bank of Canada.

	Year ended Dec. 31, 2015 (U.S. $)	Year ended Dec. 31, 2014 (U.S. $)
High	0.8527	0.9422
Low	0.7148	0.8589
Average	0.7820	0.9054

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of this offering.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, other than the province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a)	annual information form of the Company for the year ended December 31, 2015 dated March 30, 2016 (the “AIF”);

(b)	audited consolidated financial statements of the Company for the years ended December 31, 2015 and the related notes and the auditor’s report thereon (collectively, the “Annual Financial Statements”);

(c)	management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2015 (“Annual MD&A”);

(d)	the management information circular of the Company dated March 14, 2016 relating to the Company’s annual general and special meeting of shareholders to be held on May 5, 2016; and

(e)	material change report dated January 11, 2016 announcing amendments to the Stream Agreement (as defined therein).

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or termination of this offering shall be deemed to be incorporated by reference into the Prospectus, as supplemented by this Prospectus Supplement, for the purposes of this offering. In addition, for United States purposes, any document filed by the Company with the SEC pursuant to the Exchange Act (as defined herein) subsequent to the date of this Prospectus Supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this offering and the registration statement of which this Prospectus Supplement forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

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Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into the Prospectus for purposes of offers and sales of Offered Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into the Prospectus for purposes of offers and sales of Offered Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into the Prospectus for offers and sales of Offered Shares under this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, but not expressly incorporated by reference therein, and not otherwise required to be incorporated by reference therein, are not incorporated by reference in the Prospectus.

Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Golden Star Resources Ltd. at 150 King Street West, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Telephone: (416) 816-0424, email: info@gsr.com, and are also available electronically at www.sedar.com.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the offering of the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

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The Company is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

In this Prospectus Supplement, including the documents incorporated by reference herein, we use the terms “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “cash provided from operations before working capital changes”, “adjusted net income/(loss) attributable to Golden Star shareholders” and “adjusted earnings/(loss) per share attributable to Golden Star shareholders” which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance IFRS. See “Non-GAAP Financial Measures” in the Annual MD&A for an explanation of these measures.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCES AND MINERAL RESERVES

The disclosure in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies subject to reporting and disclosure requirements under U.S. federal securities laws.

The Prospectus, including the documents incorporated by reference therein, and this Prospectus Supplement include mineral reserve estimates that have been calculated in compliance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7, as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final or “bankable” feasibility study is required to report reserves, the three year average historical price is used in any reserve or cash flow analysis to designate reserves and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in the Prospectus or this Prospectus Supplement may not qualify as “reserves” under SEC Industry Guide 7 standards.

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In addition, the Prospectus and this Prospectus Supplement may use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Prospectus Supplement, the Prospectus or any of the documents incorporated by reference therein is economically or legally mineable.

For the above reasons, information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act. All but three of the Company’s directors, all but three of its officers, and all but two of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Common Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Davis Graham & Stubbs LLP, 1550 17th Street, Suite 500, Denver, Colorado, USA 80202 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Offered Shares under this Prospectus Supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, this offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference therein, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and in the AIF. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement.

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THE BUSINESS

Golden Star Resources Ltd. was established under the Canada Business Corporations Act on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada, and Golden Star Resources Ltd., a corporation originally incorporated under the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd. Golden Star is a reporting issuer or the equivalent in all provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the Exchange Act in the United States, eligible to file disclosure documents pursuant to the MJDS adopted and implemented by securities regulatory authorities in the United States and Canada. Golden Star files disclosure documents with the securities regulatory authorities in each of the provinces of Canada and the SEC in the United States.

Golden Star’s head and registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, Canada M5H 1J9. Golden Star’s fiscal year ends on December 31.

recent developments

Gold Prices

Spot gold prices increased from U.S.$1,062 per ounce at December 31, 2015 to U.S.$1,237 per ounce at March 31, 2016. The spot gold price on April 29, 2016 was U.S.$1,285.65 per ounce. The Company realized an average gold price of U.S.$1,159 per ounce for gold sales during the first quarter of 2016, compared to an average realized gold price of U.S.$1,210 per ounce for the first quarter of 2015. The average gold price realized by the Company during the quarter was affected by the streaming agreement (the “Streaming Agreement”) entered into with RGLD Gold AG (“RGLD”).

Forward and collar contracts

During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of Wassa Underground and Prestea Underground. As at April 29, 2016, the Company has the following outstanding contracts: (i) forward contracts for 9,000 ounces (or 1,000 ounces per month from April to December 2016) at a gold price of $1,188 per ounce, and (ii) collars on 36,000 ounces at gold prices of no less than U.S.$1,125 per ounce and up to U.S.$1,325 per ounce, for months ranging from April to December 2016. During the first quarter of 2016, the Company incurred realized loss of U.S.$0.3 million on settled contracts.

Ecobank Loan II drawdown

During the first quarter of 2016, the Company drew down the remaining U.S.$3 million available from the loan facility with Ecobank Ghana Limited and repaid principal of U.S.$1.2 million. As at April 29, 2016, U.S.$23.8 million of principal remains outstanding for scheduled payments.

U.S.$20 Million from Streaming Agreement

On April 1, 2016, the Company received a scheduled advance payment of U.S.$20.0 million pursuant to the Streaming Agreement.

Settlement of Convertible Debentures

The Company repurchased U.S.$3.6 million principal amount of its 5% convertible senior unsecured debenture due June 1, 2017 (the “Convertible Debentures”) subsequent to the quarter ended March 31, 2016 for U.S.$1.8 million that included interest payment of U.S.$0.1 million. As at April 29, 2016, U.S.$73.9 million principal amount of the Convertible Debentures remains outstanding and will mature on June 1, 2017.

S-7

First Quarter Production

Production in the first quarter of 2016 was from the open pit operations with approximately 22,000 ounces of production from Prestea and approximately 31,000 ounces from Wassa. The open pit operations at both Wassa and Prestea are expected to be our primary source of production through 2016 as development work continues on the respective underground projects. Initial production at the Wassa Underground project is expected to occur in mid-2016 and in mid-2017 for the Prestea Underground, thereby we expect the annualized production levels to increase by approximately 25% beginning in late 2017.

THE OFFERING

Offered Shares	Offered Shares having an aggregate Offering Price of U.S.$15,015,000.

Manner of offering	The Underwriter has agreed to purchase from Golden Star, on the closing of the offering, subject to the terms and conditions contained in the Underwriting Agreement, 22,750,000 Offered Shares offered hereby at a price of U.S$0.66 per Offered Share payable in cash to Golden Star against delivery of the Offered Shares. Golden Star has granted to the Underwriter the Over-Allotment Option, exercisable in whole or in part, for a period of 30 days following closing of the offering, to purchase from Golden Star up to 3,412,500 Additional Shares, representing 15% of the aggregate Offered Shares issued upon the closing of the offering, on the same terms as set out above, to cover over-allotments, if any. See “Plan of Distribution”.

Use of proceeds	The net proceeds of this offering will be used for debt reduction as well as for working capital and general corporate purposes. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the AIF for a discussion of factors that should be read and consider before investing in the Offered Shares.

Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “GSC”, on the NYSE MKT under the symbol “GSS” and on the GSE under the symbol “GSR”. The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and the NYSE MKT. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE MKT.

S-8

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s capitalization as at (i) December 31, 2015 prior to giving effect to this offering and (ii) December 31, 2015 after giving effect to this offering (assuming no exercise of the Over-Allotment Option). The following table should be read in conjunction with the Annual Financial Statements that are incorporated by reference into this Prospectus Supplement.

	As at December 31, 2015
	(U.S.$000’s) Actual	(U.S.$000’s) As Adjusted After Giving Effect to the Offering (1) (2) (3) (4) (5)

Current Debt	22,442	22,442
Long Term Debt	91,899	91,899
	114,341	114,341
Shareholders’ Equity
Common Shares	695,555	709,655
Contributed Surplus	32,612	32,612
Deficit	(793,304)	(793,304)
	(65,137)	(51,037)
Total:	49,204	63,304

(1)	Amounts shown assume the issuance of 22,750,000 Offered Shares at a price of U.S.$0.66 per Offered Share in the offering,
(2)	Amounts shown assume that the Over-Allotment Option is not exercised.
(3)	Amounts shown do not include the use of offering proceeds as described in “Use of Proceeds”.
(4)	Amounts shown are after deducting the Underwriter’s Fee but before expenses of the offering payable by Golden Star, estimated to be U.S.$400,000.
(5)	Amounts shown do not include (i) an aggregate of 16,164,008 Common Shares issuable upon the exercise of currently outstanding options at exercise prices ranging from Cdn.$0.30 to Cdn.$5.00 per Common Share, (ii) an aggregate of 5,402,392 Common Shares issuable upon exercise of currently outstanding deferred share units, (iii) 44,758,182 Common Shares issuable upon full conversion of our U.S.$73.9 million aggregate principal amount of 5% the Convertible Debenture, or (iv) 5,000,000 Common Shares issuable upon the exercise of currently outstanding warrants issued to Royal Gold Inc. at a price of U.S.$0.27 per Common Share. Between January 1, 2016 and the date hereof, no Common Shares were issued by the Company.

USE OF PROCEEDS

The net proceeds received by us from the sale of the Offered Shares, after deducting the Underwriter’s Fee of U.S.$900,900 and the estimated expenses of the offering of U.S.$400,000, will be approximately U.S.$13,714,100. If the Over-Allotment Option is exercised in full, Golden Star will receive net proceeds of approximately U.S.$16,231,215 after deducting the Underwriter’s Fee and before offering expenses payable by Golden Star estimated to be approximately U.S.$400,000.

We intend to use approximately U.S.$12,000,000 of the net proceeds of this offering to fund the reduction of certain Company debt and the remainder of the net proceeds of this offering for working capital and general corporate purposes. The amount and timing of the use of the net proceeds will depend upon various factors, including gold prices, production costs, cash flow from operations, progress of development of the Company’s projects, the quality of the ores that we mine and business growth including acquisitions and exploration.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company has broad discretion in the application of the proceeds of this offering. The actual amount that the Company spends in connection with the intended use of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”. All expenses relating to this offering and any compensation paid to the Underwriter will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated herein. Pending the use of the proceeds of this offering, we intend to invest the net proceeds of this offering in U.S. or Canadian treasury bills or short-term, investment grade, interest-bearing securities.

S-9

PLAN OF DISTRIBUTION

Underwriting

Golden Star has entered into an underwriting agreement dated as of May 2, 2016 (the “Underwriting Agreement”) with the Underwriter, under which Golden Star has agreed to sell, and the Underwriter has agreed to purchase from Golden Star, on the closing of the offering, subject to the terms and conditions contained in the Underwriting Agreement, 22,750,000 Offered Shares offered hereby at a price of U.S.$0.66 per Offered Share payable in cash to Golden Star against delivery of the Offered Shares. The price of the Offered Shares offered under this Prospectus was established by negotiation between Golden Star and the Underwriter.

The obligations of the Underwriter under the Underwriting Agreement may be terminated by it on the basis of certain stated events. Such events include, but are not limited to certain stated material adverse changes with respect to the Company and certain stated events materially adversely affecting financial markets in Canada or the United States. The Underwriter is obligated to take up and pay for all of the Offered Shares offered hereby (other than the Additional Shares issuable on exercise of the Over-Allotment Option) if any of those Offered Shares are purchased under the Underwriting Agreement.

The expenses of this offering, not including the Underwriter’s Fee, are estimated to be U.S.$400,000 and are payable by Golden Star. The Underwriter will receive aggregate fees of U.S.$900,900 (U.S.$0.0396 per Offered Share or 6.0% of the Offering Price) for the services performed in connection with this offering (assuming no exercise of the Over-Allotment Option).

This offering is being made concurrently in each of the provinces of Canada, other than Québec, and the United States pursuant to the MJDS implemented by securities regulatory authorities in the United States and Canada. The Underwriter will offer the Offered Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction.

The Underwriting Agreement also provides that Golden Star will indemnify the Underwriter against certain liabilities and expenses, including liabilities under applicable securities legislation, or will contribute to payments that the Underwriter may be required to make in respect thereof.

Golden Star has agreed in the Underwriting Agreement not to issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior consent of the Underwriter during a period commencing on the date of execution of the Underwriting Agreement and ending 90 days after the closing date of the offering, other than: (i) issuance of Common Shares upon exercise of currently outstanding rights, or agreements, including options, warrants, debt and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval; (ii) the issuance of Common Shares upon the exercise of currently outstanding options or deferred share units granted to officers, directors, employees or consultants of Golden Star or any subsidiary thereof pursuant to Golden Star’s stock option plan, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans; or (iii) the issuance of options or deferred share units pursuant to and in accordance with Golden Star’s stock option plan, deferred share unit plan, performance share unit plan, share appreciation rights plan and other similar plans.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the offering will occur on or about May 9, 2016 or such later date as the Company and the Underwriter may agree but, in any event, not later than 42 days following the date of this Prospectus Supplement. The Company will arrange for an instant deposit of the securities issued hereunder to or for the account of the Underwriter with CDS on the closing date of the offering, against payment of the aggregate purchase price for the securities issued hereunder. Accordingly, a purchaser of securities issued hereunder will receive only a customer confirmation from the Underwriter or other registered dealers who are CDS participants and from or through which the Offered Shares issued hereunder are purchased. The Offered Shares offered hereby are to be taken up by the Underwriter, if at all, on or before a date not later than 42 days after the date of this Prospectus Supplement.

S-10

The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and the NYSE MKT. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE MKT on or before July 27, 2016.

After the Underwriter has made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, any such reduction in the Offering Price shall not affect the net purchase price to be paid to Golden Star.

Over-Allotment Option

Golden Star has granted to the Underwriter the Over-Allotment Option, exercisable in whole or in part, at any time for a period of 30 days following the closing of the offering, to purchase from Golden Star up to an additional 3,412,500 Additional Shares, representing 15% of the aggregate Offered Shares issued upon the closing of the offering, on the same terms as set out above, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriter’s Fee and net proceeds to Golden Star (before expenses of the offering that are estimated to be U.S.$400,000) will be U.S.$17,267,250, U.S.$1,036,035 and U.S.$16,231,215, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Additional Shares issuable upon the exercise of the Over-Allotment Option.

Stabilization

Pursuant to policy statements of certain securities regulators, the Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period, and (d) transactions in compliance with U.S. federal securities laws. Consistent with these requirements, and in connection with this distribution, the Underwriter may over-allot Offered Shares and may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on the TSX, the NYSE MKT, in the over-the-counter market or otherwise.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than they are required to purchase in this offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriter may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in this Offering. The Underwriter must close out any naked short position by purchasing Common Shares in the open market. The Underwriter may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market.

Furthermore, Golden Star’s directors and executive officers shall execute lock up agreements, in favour of the Underwriter, pursuant to which they will agree that, for a period of 90 days following the Closing Date, each such director or executive officer will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of (or announce any intention to do so) any Common Shares or any securities convertible into, exchangeable for, or that represent the right to receive, Common Shares, now owned directly or indirectly by them, or under their control or direction, subject to certain limited exceptions, which require the prior written consent of the Underwriter, such consent not to be unreasonably withheld.

S-11

DESCRIPTION OF SHARE CAPITAL

Golden Star’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of first preferred shares issuable in series (the “Preferred Shares”). As at April 29, 2016, 259,897,095 Common Shares and no Preferred Shares were issued and outstanding. The material attributes and characteristics of the Common Shares and Preferred Shares are described in the Prospectus under the heading “Description of Common Shares” and “Description of Preferred Shares” respectively. The description of the Common Shares and Preferred Shares in the Prospectus is a summary and may not describe every aspect of the Common Shares or Preferred Shares that may be important to you. Golden Star urges you to read the Canada Business Corporations Act and Golden Star’s articles of arrangement, because they, and not the description in the Prospectus, define the rights of a holder of Common Shares or Preferred Shares.

PRIOR SALES

For the twelve-month period before the date of this Prospectus Supplement, we issued the following Common Shares:

Date	Number of Common Shares Issued		Price (Cdn.$)
August 5, 2015	407,012	(1)	$0.27

Note:

(1)	407,012 deferred share units of the Company were exercised on August 5, 2015.

For the twelve-month period before the date of this Prospectus Supplement, we issued the following options to purchase Common Shares:

Date	Number of Options Issued		Price (Cdn.$)
February 29, 2016	2,710,442	(1)	$0.56

Note:

(1)	Represent options to purchase up to 2,710,442 Common Shares.

For the twelve-month period before the date of this Prospectus Supplement, we issued the following deferred share units which may be redeemed for Common Shares:

Date	Number of Deferred Share Units Issued(1)	Price (Cdn.$)
July 15, 2015	406,961	-
October 15, 2015	492,356	-
January 15, 2016	756,298	-
April 15, 2016	149,815	-

Note:

(1)           Deferred share units may be redeemed for cash. Common shares issued from treasury on a one-for-one basis or Common Shares purchased by the Company on the NYSE MKT.

For the twelve month period before the date of this Prospectus Supplement, we issued 5,000,000 warrants to Royal Gold Inc. which are exercisable to purchase 5,000,000 Common Shares of Golden Star at a price of U.S.$0.27 per Common Share.

PRICE RANGE OF OUR COMMON SHARES

Our Common Shares are listed on the NYSE MKT under the trading symbol “GSS”, on the TSX under the trading symbol “GSC” and on the GSE under the trading symbol “GSR”. As of April 29, 2016, 259,897,095 Common Shares were outstanding. On April 27, 2016, prior to the announcement of this offering, the closing price of our Common Shares on the NYSE MKT was U.S.$0.75 and on the TSX was Cdn.$0.99. On April 29, 2016, being the last trading day prior to the date of this Prospectus Supplement, the closing price of our Common Shares on the NYSE MKT was U.S.$0.69 and on the TSX was Cdn.$0.87.

S-12

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our Common Shares and the volume of Common Shares traded on the NYSE MKT and TSX, respectively.

	NYSE MKT(1)			Toronto Stock Exchange
	High	Low	Volume	High	Low	Volume
	(U.S.$)			(Cdn.$)
2015
April	0.25	0.20	18,424,800	0.32	0.24	1,152,857
May	0.37	0.21	38,383,000	0.45	0.25	4,124,602
June	0.34	0.31	7,296,300	0.42	0.375	423,367
July	0.33	0.23	13,374,100	0.385	0.30	685,631
August	0.22	0.19	16,671,800	0.295	0.235	1,083,035
September	0.23	0.19	8,302,100	0.305	0.245	339,648
October	0.27	0.20	12,813,300	0.35	0.265	950,622
November	0.23	0.19	12,098,100	0.295	0.25	814,359
December	0.19	0.16	12,751,800	0.265	0.22	731,216
2016
January	0.20	0.15	13,183,200	0.275	0.215	1,142,419
February	0.49	0.19	57,955,300	0.66	0.27	3,065,730
March	0.53	0.42	60,888,200	0.70	0.56	4,454,800
April	0.77	0.45	66,739,400	0.99	0.58	5,116,655

(1)	Formerly known as the NYSE Amex Equities.

We have not declared or paid cash dividends on our Common Shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

Certain Canadian Federal Income Tax Considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, and Stikeman Elliott LLP counsel to the Underwriter, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Offered Shares pursuant to this prospectus and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriter, is not affiliated with the Company or the Underwriter, and who acquires and holds Common Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; or (iv) that has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax result in a currency other than Canadian currency. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act and its regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

S-13

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Resident Holders

The following section of this summary only applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”).

Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income.

In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Company to such Resident Holder in accordance with the provisions of the Tax Act.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, Section 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally will be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Company unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The adjusted cost base to a Resident Holder of an Offered Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares held by the Resident Holder as capital property at that time. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

S-14

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses incurred in a year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains.

Minimum Tax

Capital gains realized and dividends received on Offered Shares by a Resident Holder that is an individual (and certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

Non-Resident Holders

The following section of this summary only applies to Holders who for the purposes of the Tax Act and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention.

For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend (a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

S-15

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NYSE MKT), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the Company; and

(ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

Certain U.S. Federal Income Tax CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences and tax reporting requirements relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal/U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

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Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or other tax advisor or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

If the Company is a is a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, such dividends are not eligible for the preferential tax rates applicable to long-term capital gains. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Such elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company provides no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and trusts will be required to pay a 3.8% Medicare surtax on “net investment income” to the extent that net investment income exceeds a certain threshold. Net investment income includes, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Net investment income is reduced by deductions that are properly allocable to such income. Special rules apply to PFIC’s, U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

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Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes, among other things, Offered Shares held for investment and not held in a depository or custodial account maintained by a foreign financial institution and financial accounts maintained in foreign financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on our business, financial condition and/or results of operations and the trading price of our Common Shares, which may decline, and investors may lose all or part of their investment. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial also may impair our business operations. We cannot assure you that we will successfully address these risks. In addition, other currently unknown risks exist that may affect our business. In addition to historical information, the information in this Prospectus Supplement and the accompanying Prospectus contains “forward-looking” statements about our future business and performance. See “Forward-Looking Statements”. Our actual results of operations and financial performance may be very different from what we expect as of the date of this Prospectus Supplement. The risks described below or incorporated by reference herein address the material factors that may affect our future operating results and financial performance.

An investment in the Offered Shares involves a high degree of risk. You should consider carefully the following discussion of risks, in addition to the other information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before purchasing any of the Offered Shares. In particular, you should give consideration, and review, to the risk factors described in the AIF under the heading “Risk Factors”, all of which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and which may be accessed at www.sedar.com, before deciding to purchase the Offered Shares. These risk factors include the following: working capital may not be sufficient to meet future obligations; funding from Royal Gold Inc. may not be received; the Company has pledged substantially all of its assets as security any may not be able to raise additional debt as a result; the Company may have to repay the Term Loan (as defined in the AIF) early under the provision for excess cash flow limiting cash flow available for certain other activities; a substantial or prolonged decline in gold prices would have a material adverse effect on us; we have incurred and may in the future incur substantial losses that could make financing our operations and business strategy more difficult and that may affect our ability to service our debts as they become due; our obligations could strain our financial position and impede our business strategy; Convertible Debenture (as defined in the AIF) repayment could result in significant shareholder dilution; estimates of our mineral reserves and mineral resources could be inaccurate, which could cause actual production and costs to differ from estimates; we currently have only two sources of operational cash flows, which could be insufficient by themselves to fund our continuing exploration and development activities; we are subject to fluctuations in currency exchange rates and policies on foreign currencies, which could materially adversely affect our financial position; any hedging activities might be unsuccessful and incur losses; risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth; we are subject to litigation risks; we are subject to operational risks; our mining operations are subject to numerous environmental laws, regulations and permitting requirements and bonding requirements that can delay production and adversely affect operating and development costs; the development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects; we need to continually discover, develop or acquire additional mineral reserves for gold production and a failure to do so would adversely affect our business and financial position in the future; gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive; we face competition from other mining companies in connection with the acquisition of properties; title to our mineral properties could be challenged; we depend on the services of key executives; our use of contractors may expose us to a number of risks and increase our mining costs; our insurance coverage could be insufficient; we are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks; as a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations; the Government of Ghana may make or propose changes to the mining fiscal regime that will have a significant impact on our overall costs; we are subject to changes in the regulatory environment where we operate which may increase our costs of compliance; environmental bonding requirements are under review in Ghana and bonding requirements may be increased; the Government of Ghana has the right to increase its interest in certain subsidiaries; we are subject to risks relating to exploration, development and operations in foreign countries; illegal mining has occurred on our properties, which is difficult to control, can disrupt our business and can expose us to liability; our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate our mines and our financial results; failure to maintain effective internal controls could have a material adverse effect on our business and share price; the market price of our Common Shares has experienced volatility and could continue to do so in the future; investors could have difficulty or be unable to enforce certain civil liabilities on us; the conversion feature of the Convertible Debentures could limit increases in the trading price of our Common Shares; the existence of outstanding rights to purchase or acquire Common Shares could impair our ability to raise capital and; current global financial conditions may affect our ability to obtain financing and may negatively affect our asset values and results of operations.

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There are certain U.S. federal income tax risks associated with ownership of Common Shares.

To ensure compliance with requirements imposed by the Internal Revenue Service, any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. This communication is used to promote the marketing of the securities described herein, and each potential investor should seek advice based on the investor’s particular circumstances from an independent tax advisor.

Holders of our Common Shares who are U.S. taxpayers should consider that we may be or could become a PFIC for U.S. federal income tax purposes. We do not expect to be a PFIC for the year ending December 31, 2016, and do not expect to become a PFIC in the foreseeable future, but the tests for determining PFIC status depend upon a number of factors, some of which are beyond our control, and can be subject to uncertainties, and we cannot assure you that we will not be a PFIC for the year ending December 31, 2016, or any future year. We undertake no obligation to advise holders of our Common Shares as to our PFIC status for the year ending December 31, 2016, or any future year.

If we are a PFIC for any year, any person who is a U.S. Holder and whose holding period for those Common Shares includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.” Excess distributions include certain distributions received with respect to PFIC shares in a taxable year. Gain recognized by a U.S. holder on a sale or other transfer of our Common Shares (including certain transfers that would otherwise be tax free) also would be treated as excess distributions. Such excess distributions and gains would be allocated ratably to the U.S. holder’s holding period. For these purposes, the holding period of shares acquired either through an exercise of options or the conversion of convertible debentures includes the holder’s holding period in the option or convertible debt.

The portion of any excess distribution (including gains treated as excess distributions) allocated to the current year or to a year prior to the first year in which the Company was a PFIC would be includible as ordinary income in the current year. The portion of any excess distribution allocated to the first year in the U.S. holder’s holding period in which the Company was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest marginal rate applicable to ordinary income for each such year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. income tax deferral.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may cause the recognition of taxable income or gain. We have not decided whether we would provide to U.S. holders of our Common Shares the annual information that would be necessary to make the QEF election.

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Additional special adverse rules also apply to U.S. holders who own our Common Shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Special adverse rules that impact certain estate planning goals could apply to our Common Shares if we are a PFIC.

You are subject to potential dilution from future financings.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of the Company’s equity securities more difficult. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

Golden Star may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Golden Star cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of Golden Star’s prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation could be instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Golden Star will have broad discretion in the use of the net proceeds of the offering and may use the net proceeds in ways other than as described herein

Golden Star will have broad discretion over the use of the net proceeds from the offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how Golden Star allocates or spend the net proceeds from the offering. Golden Star may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

The Company does not intend to pay dividends in the foreseeable future

The Company has never declared or paid any dividends on the Common Shares. Golden Star intends, for the foreseeable future, to retain its future earnings, if any, to finance its development and exploration activities. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Golden Star and will depend upon, among other things, conditions then existing including earnings, financial condition, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

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INTEREST OF EXPERTS

The technical report entitled "NI 43-101 Technical Report on a Feasibility Study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014 and filed on May 8, 2015 (the “Wassa Underground Feasibility Study”) was prepared in accordance with NI 43-101 by SRK Consulting (UK) Ltd. (“SRK”) under the supervision of Mike Beare, Rod Redden, Neil Marshall, Chris Bray, Paul Riley and Dr. John Willis of SRK and S. Mitchel Wasel, each of whom is a “qualified person” for the purposes of NI-43-101. The technical report entitled “NI 43-101 Technical Report on a Feasibility Study of the Prestea underground gold project in Ghana” effective date November 3, 2015 and filed on January 15, 2016 and re-filed on January 22, 2016 (the “Prestea Underground Feasibility Study”) was prepared in accordance with NI 43-101 by SRK under the supervision of Yao Hua (Benny) Zhang, Ken Reipas, Dr. John Willis, Dr. Tony Rex, Neil Marshall, Jane Joughin and Kris Czajewski of SRK and Dr. Martin P. Raffield, S. Mitchel Wasel, and Brian Prosser each of whom is a “qualified person” for the purposes of NI-43-101. The technical report entitled “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013 and filed on March 14, 2014 (the "Bogoso Technical Report") was prepared in accordance with NI 43-101 by SRK under the supervision of Richard Oldcorn, Chris Bray, Dr. John Arthur and Yan Bourassa, each of whom is a “qualified person” for the purposes of NI 43-101. Certain technical information contained in this Prospectus Supplement, the accompanying Prospectus or in any of the documents incorporated by reference therein was derived from the Wassa Underground Feasibility Study, the Prestea Underground Feasibility Study and the Bogoso Technical Report.

Each of Martin Raffield, Steven Mitchel Wasel and Yan Bourassa is an officer or employee of Golden Star and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Golden Star or any of its associates or affiliates. To the best knowledge of the Company, as of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Golden Star.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon by Fasken Martineau DuMoulin LLP and by Davis Graham & Stubbs LLP, Canadian and United States legal counsel to the Company, respectively, and by Stikeman Elliott LLP and Dorsey & Whitney LLP, Canadian and United States legal counsel to the Underwriter, respectively. As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group and the partners and associates of Stikeman Elliott LLP, as a group, each own, directly or indirectly, less than 1% of Golden Star’s outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, through its offices at 18 York Street, Suite 2600, Toronto, Ontario Canada. The Annual Financial Statements have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of PCAOB Rule 3520, Auditor Independence.

The transfer agent and registrar for the Common Shares is CST Trust Company, through its offices at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada V6E 3X1 and 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6 and in Ghana our sub-registrar and transfer agent is Ghana Commercial Bank Limited at its principal office in the city of Accra, Ghana.

S-24

REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	consents of auditors, engineers and Canadian legal counsel;

•	the Underwriting Agreement; and

•	powers of attorney pursuant to which amendments to the Registration Statement may be signed.

S-25

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 21, 2014

GOLDEN STAR RESOURCES LTD.

U.S.$250,000,000
Common Shares
Preferred Shares
Warrants
Debt Securities

Golden Star Resources Ltd. (the “Company”, “Golden Star”, “we”, “us”, or “our”) may offer and sell from time to time our common shares (“Common Shares”), First Preferred shares (“Preferred Shares”), warrants (“Warrants”) to purchase any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”) or any supplement hereto; debt securities; or any combination thereof for up to an aggregate offering price of U.S.$250,000,000 (all of the foregoing collectively, the “Securities” and individually, a “Security”), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together in any combination and as separate series. An investor should read this Prospectus and any Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus refer to United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Investing in Securities involves significant risks. Prospective purchasers of Securities should carefully consider the risks described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this Prospectus, and in the documents incorporated by reference in this Prospectus.

The specific terms of the Securities with respect to a particular offering, and the terms of such offering, will be set out in the applicable Prospectus Supplement. If required by applicable law, when Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell Securities directly to you, or through agents, underwriters or dealers we select. If we use agents, underwriters or dealers to sell the Securities, we will name them and describe their compensation in a Prospectus Supplement. The net proceeds we expect to receive from an offering of Securities will be described in the Prospectus Supplement relating to that offering.

Our Common Shares are traded on the NYSE MKT under the symbol “GSS”, on the Toronto Stock Exchange (“TSX”) under the symbol “GSC” and on the Ghana Stock Exchange under the symbol “GSR.” On July 21, 2014, the last reported trading price of our Common Shares on NYSE MKT was U.S.$0.57 per share, the last reported trading price of our Common Shares on the TSX was C$0.60 per share and the last reported trading price of our Common Shares on the Ghana Stock Exchange was GH₵2.75 per share. The applicable Prospectus Supplement will contain information, where applicable, with respect to any listing on the NYSE MKT, the TSX, the Ghana Stock Exchange or any other securities exchange of the Securities distributed under that Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which such Securities may be sold and purchasers may not be able to resell Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of Securities in the secondary market, the transparency and availability of trading prices and the liquidity of Securities. See “Risk Factors”.

Golden Star is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of Securities in the United States should be aware that such requirements are different from those of the United States. Golden Star has prepared its financial statements for the year ended December 31, 2013 and for the three months ended March 31, 2014, incorporated herein by reference, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which is incorporated within Part 1 of the CPA Canada Handbook - Accounting. Our consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a Prospectus Supplement in the future, will be prepared in accordance with IFRS. Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The ability of purchasers of securities to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities by U.S. Investors”.

NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY UNITED STATES STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

- ii -

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The earnings coverage ratio for each of the 12 month period ended December 31, 2013 and the 12 month period ended March 31, 2014, respectively, is less than a one-to-one. See “Earnings Coverage Ratio”.

Tony Jensen, Craig Nelsen, Christopher Thompson and William Yeates, being directors of the Company, have appointed the Company, 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

The registered and principal office of the Company is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9.

- iii -

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference in this Prospectus contain certain forward-looking statements with respect to our financial condition, results of operations, business, prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” “forecasts,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions (including negative and grammatical variations) identify forward-looking statements.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this Prospectus. These statements include comments regarding: anticipated production and cash operating cost estimates; fluctuations in power and fuel costs and the impact on cash costs; the receipt of environmental permits; anticipated commencement dates of mining and production; estimated development costs; government review of gold exploration areas; the mining laws and tax regime of Ghana; production capacity, production rates and production costs; development and operating costs; gold sales; mining operations and gold recovery rates; ore type, ore delivery and ore processing; use of waste rock; tailings processing; completion, use and capacity of the tailings storage facilities; potential mine life; strip ratios; permitting and approvals; rehabilitation; estimates of mineral reserves and mineral resources and the timing of such estimates; geological, environmental, community and engineering studies; the timing for completion of a preliminary economic assessment of underground mining at the Wassa gold mine and the commencement of a feasibility study in respect thereof; exploration efforts and activities; timing for commencing or completing drilling; updates to resource models; identification of acquisition and growth opportunities; timing for completion of pushbacks at Chujah and Bogoso North; our ability to meet cash requirements; and changes to management of the Company.

The following, in addition to the factors described under “Risk Factors” in this Prospectus, are among the factors that could cause actual results to differ materially from the forward-looking statements:

•	significant increases or decreases in gold prices;
•	losses or gains in mineral reserves from changes in operating costs and/or gold prices;
•	failure of exploration efforts to expand mineral reserves and mineral resources around our existing mines;
•	unexpected changes in business and economic conditions;
•	inaccuracies in mineral reserves and mineral resources estimates;
•	changes in interest and currency exchange rates;
•	timing and amount of gold production;
•	unanticipated variations in ore grade, tonnes mined and crushed or milled;
•	unanticipated recovery or production problems;
•	effects of illegal mining on our properties;
•	changes in mining and processing costs, including changes to costs of raw materials, supplies, services and personnel;
•	changes in metallurgy and processing;
•	availability of skilled personnel, contractors, materials, equipment, supplies, power and water;
•	changes in project parameters or mine plans;
•	costs and timing of development of mineral reserves;
•	weather, including drought or excessive rainfall in West Africa;
•	results of current and future exploration activities;
•	results of pending and future feasibility studies;
•	acquisitions and joint venture relationships;
•	political or economic instability, either globally or in the countries in which we operate;
•	changes in regulatory frameworks or regulations affecting our operations, particularly in Ghana, where our principal producing properties are located;
•	local and community impacts and issues;

•	availability and cost of replacing mineral reserves;
•	timing of receipt and maintenance of government approvals and permits;
•	unanticipated transportation costs including shipping incidents and losses;
•	accidents, labor disputes and other operational hazards;
•	environmental costs and risks;
•	changes in tax laws;
•	unanticipated title issues;
•	competitive factors, including competition for property acquisitions;
•	possible litigation;
•	availability of capital at reasonable rates or at all;
•	changes in the Ghanaian Cedi and government policies regarding payments in foreign currency; and
•	changes to Golden Star’s mining licenses, including revocation.

These factors are not intended to represent a complete list of the general or specific factors that could affect us. We may note additional risk factors elsewhere in this Prospectus and any Prospectus Supplement and in any documents incorporated by reference into this Prospectus and any Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation to revise any forward-looking statements to reflect events or circumstances after the date of such statements. All of the forward-looking statements contained or incorporated by reference in this Prospectus are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Prospectus refer to United States dollar values. References to “Cdn.$” or “Canadian dollars” are used to indicate Canadian dollar values.

The noon rate of exchange on July 21, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals U.S.$0.93 and for the conversion of United States dollars into Canadian dollars was U.S.$1.00 equals Cdn.$1.07.

References to “GH¢” or “Ghanaian Cedis” are used to indicate values in Ghanaian Cedi. The noon rate of exchange on July 21, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into Ghanaian Cedi was Cdn.$1.00 equals GH¢3.18 and for the conversion of Ghanaian Cedi into Canadian dollars was GH¢1.00 equals Cdn.$0.31.

The following table sets forth, for each of the years indicated, the high, low and average noon spot rates for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada.

	Three months ended March 31, 2014 (Cdn. $)	Three months ended March 31, 2013 (Cdn. $)	Year ended Dec. 31, 2013 (Cdn. $)	Year ended Dec. 31, 2012 (Cdn. $)
High	1.13	1.03	1.04	1.06
Low	1.06	0.98	0.97	0.94
Average	1.10	1.01	1.00	0.99

The following table sets forth, for each of the years indicated, the high, low and average noon spot rates for Canadian dollars in terms of the Ghana cedi, as reported by the Bank of Canada.

	Three months ended March 31, 2014 (Cdn. $)	Three months ended March 31, 2013 (Cdn. $)	Year ended Dec. 31, 2013 (Cdn. $)	Year ended Dec. 31, 2012 (Cdn. $)
High	0.4700	0.5400	0.6220	0.6717
Low	0.4100	0.5200	0.5068	0.6122
Average	0.4431	0.5272	0.5412	0.6398

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in all of the provinces of Canada, other than the Province of Québec. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, other than the Province of Québec, are specifically incorporated by reference into, and form an integral part of, this Prospectus. The information incorporated by reference is considered part of this Prospectus, and information filed with certain securities regulators in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and supersede this information. Except as may be set forth in a Prospectus Supplement, we incorporate by reference into this Prospectus and any accompanying Prospectus Supplement the documents listed below:

(a)	annual information form of the Company for the year ended December 31, 2013 dated March 21, 2014 (“AIF”);

(b)	audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information and the auditor’s report thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of financial condition and result of operations of the Company for the year ended December 31, 2013 (“Annual MD&A”);

(d)	unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2014, together with the notes thereto (“Interim Financial Statements”);

(e)	management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2014 (“Interim MD&A”); and

(f)	the management information circular of the Company dated March 14, 2014 relating to the Company’s annual general and special meeting of shareholders held on May 8, 2014 (the “Management Information Circular”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus, and all Prospectus Supplements (only in respect of the offering of Securities to which that Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis of financial condition and results of operations and material change reports filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement and only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Golden Star Resources Ltd., 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Telephone (416) 816-0424, and are also available electronically at www.sedar.com.

Readers should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide the reader with different information. The Company is not making any offer of Securities in any jurisdiction where such offer is not permitted. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information on any of the websites maintained by us does not constitute a part of this Prospectus or any Prospectus Supplement and shall not be relied upon by prospective purchasers for the purpose of determining whether to invest in Securities qualified for distribution under this Prospectus.

FINANCIAL INFORMATION

The financial statements of the Company incorporated herein by reference and in any Prospectus Supplement are reported in United States dollars. Effective June 30, 2013, Golden Star adopted IFRS, which differs from accounting principles generally accepted in the United States (“U.S. GAAP”). Golden Star’s Annual Financial Statements and Interim Financial Statements incorporated by reference in this Prospectus are prepared in accordance with IFRS. You should refer to Note 27 of the Annual Financial Statements for a discussion of the principal differences between the Company’s financial results determined under U.S. GAAP and under IFRS. The SEC has adopted rules to allow foreign private issuers, such as Golden Star, to prepare and file financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. Accordingly, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using IFRS.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www.sedar.com.

The Company has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information omitted from this Prospectus but contained in the Registration Statement is available on the SEC’s website under the Company’s profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

The Company is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”) as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

In this Prospectus, including the documents incorporated by reference herein, we use the terms “cash operating cost per ounce”, “all-in sustaining costs”, “cash generated from operations before working capital changes”, “adjusted net income/(loss) attributable to Golden Star shareholders” and “adjusted net income/(loss) per share attributable to Golden Star shareholders” which are considered “Non-GAAP financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance IFRS. See “Non-GAAP Financial Measures” in the Annual MD&A and Interim MD&A for an explanation of these measures.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCES AND MINERAL RESERVES

The disclosure in this Prospectus, including the documents incorporated by reference herein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies subject to reporting and disclosure requirements under U.S. federal securities laws.

This Prospectus, including the documents incorporated by reference herein, includes mineral reserve estimates that have been calculated in compliance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7, as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, a final or “bankable” feasibility study is required to report reserves, the three year average historical price is used in any reserve or cash flow analysis to designate reserves and all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Prospectus may not qualify as “reserves” under SEC Industry Guide 7 standards.

In addition, this Prospectus may use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises investors that while those terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred mineral resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Prospectus is economically or legally mineable.

For the above reasons, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Canada Business Corporations Act. All but four of the Company’s directors, all but three of its officers, and all but two of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for purchasers of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for purchasers of Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Davis Graham & Stubbs LLP, 1550 7th Street, Suite 500, Denver, Colorado, USA 80202 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning any offering of Securities under this Prospectus and the applicable Prospectus Supplement.\

THE BUSINESS

Golden Star Resources Ltd. was established under the Canada Business Corporations Act on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada, and Golden Star Resources Ltd., a corporation originally incorporated under the Business Corporations Act (Alberta) on March 7, 1984 as Southern Star Resources Ltd. Golden Star is a reporting issuer or the equivalent in all provinces of Canada and a foreign private issuer as defined in Rule 3b-4 under the Exchange Act in the United States, eligible to file disclosure documents pursuant to the MJDS adopted and implemented by securities regulatory authorities in the United States and Canada. Golden Star files disclosure documents with the securities regulatory authorities in each of the provinces of Canada and the SEC in the United States. Golden Star’s head and registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, Canada M5H 1J9. Golden Star’s fiscal year ends on December 31.

We own controlling interests in several gold properties in southwest Ghana:

•	Through a 90% owned subsidiary, Golden Star (Wassa) Limited (“GSWL”), we own and operate the Wassa open-pit gold mine and carbon-in-leach processing plant (“Wassa”), located approximately 35 km east of Bogoso (as defined below). The design capacity of the carbon-in-leach processing plant at Wassa is nominally 3.0 million tonnes per annum but varies depending on the ratio of hard to soft ore. GSWL also owns the Hwini-Butre and Benso concessions (“HBB”) in southwest Ghana. The HBB concessions are located approximately 80 km and 50 km, respectively, south of Wassa along the Company’s dedicated haul road. Wassa/HBB produced and sold 158,899 ounces of gold in 2013 and 185,807 ounces of gold in 2012.

•	Through another 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited (“GSBPL”), we own and operate the Bogoso gold mining and processing operations (“Bogoso”) located near the town of Bogoso, Ghana. GSBPL operates a gold processing facility at Bogoso with a capacity of up to 3.5 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory sulfide ore. In addition, GSBPL has a carbon-in-leach processing facility located near to the sulfide plant, which is suitable for treating oxide gold ores at a rate of up to 1.5 million tonnes per annum. Bogoso produced and sold 144,999 ounces of gold in 2013 and 172,379 ounces of gold in 2012.

We also hold interests in several gold exploration projects in Ghana and elsewhere in West Africa including Niger and Côte d’Ivoire, and in South America we hold and manage exploration properties in Brazil.

All our operations, with the exception of certain exploration projects, transact business in U.S. dollars and keep financial records in U.S. dollars. Our accounting records are kept in accordance with IFRS. Our fiscal year ends December 31.

Our Common Shares are traded on the TSX under the symbol “GSC”, on the NYSE MKT under the symbol “GSS” and on the Ghana Stock Exchange under the symbol “GSR.”

As used in this Prospectus, the terms “Company,” “Golden Star,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Golden Star Resources Ltd. or to one or more of Golden Star Resources Ltd.’s subsidiaries or to Golden Star Resources Ltd. and its subsidiaries, taken as a whole. When we refer to “shares” throughout this Prospectus, we include all rights attaching to our Common Shares under any shareholder rights plan then in effect. Further information regarding the business of the Company, its operations and its mineral properties can be found in the documents referenced under the heading “Documents Incorporated by Reference”.

Mining in Ghana

The Constitution of Ghana vests title in every mineral in its natural state to the Government of Ghana. The exercise of any mineral right in the form of reconnaissance, exploration or exploitation of any mineral in Ghana requires an appropriate licence or mineral right to be issued by the Government of Ghana acting through the Minister responsible for Lands and Natural Resources.

Once a licence or mineral right is issued to an entity by the Government of Ghana, Ghanaian mining laws prevent that licence or mineral right from being transferred, assigned or mortgaged by the licensee or mineral right holder without the prior written approval of the Government of Ghana. The Ghana Minerals Commission is also required to maintain a public register of all applications, grants, variations, transfers, suspensions and cancellations of such licences or mineral rights. Official searches may be conducted in the public register to obtain information regarding any licence or mineral right granted by the Government of Ghana.

The Corporation has obtained from the Government of Ghana: (i) two mining leases over Bogoso dated August 21, 1987 and August 16, 1988, each for a term of 30 years, subject to renewal; and (ii) one mining lease over Wassa dated December 31, 2012, for a term of 6 years, subject to renewal.

With respect to Wassa and Bogoso, in addition to mining leases, the Corporation requires the following permits, licences or other regulatory approvals to be able to carry out business operations in Ghana: (i) environmental permits; (ii) approved environmental management plans and environmental certificates; (iii) reclamation bonds and approved reclamation plans; (iv) water usage permits; (v) business operating permits; (vi) licences to export, sell or dispose of minerals; (vii) permits/licences to retain a specified percentage (not less than 25%) of mineral export proceeds for purposes of debt servicing, dividend payment to foreign shareholders and acquisition of plant and machinery for the mining project; (viii) permits to operate foreign exchange retention accounts with a trustee bank; and (ix) immigration quotas to employ a specified number of non-Ghanaians to work on mining projects.

In connection with prior financing transactions, the Corporation has, at the request of underwriters, obtained title opinions in respect of its material mineral properties. In addition, the Corporation relies on its in-house tenement officers and the services of local experts to ensure that its operating subsidiaries in Ghana comply with all applicable legal and regulatory requirements relating to the ownership and operation of its material mineral properties and assets in Ghana.

During the time in which we have carried out mining operations at Wassa and Bogoso, Ghana has generally been a politically and economically stable country. Ghana’s legal system is modelled after the British legal system and the official spoken language in Ghana is English. Further, in our experience, Ghanaian customs do not materially impact the Corporation’s operations in Ghana.

Internal Controls

As a reporting issuer in the United States, the Corporation must comply with the controls and reporting provisions set out in the Sarbanes-Oxley Act of 2002. As such, the Corporation has established a control matrix for each mining site (and controls at each corporate level). The Corporation’s internal controls include policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Corporation and that are intended to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation’s assets that could have a material effect on the Corporation’s consolidated financial statements.

Corporate Governance

The Corporation’s board of directors and senior management team have considerable experience conducting business in Ghana and elsewhere in Africa and certain members of our senior management team reside in Ghana. Full biographies of our directors and officers are set out in the AIF under the heading “Directors and Officers” and in the Management Information Circular under the headings “Director Profiles” and “2013 Compensation Details”.

We maintain oversight over the operations of GSWL and GSBPL by electing the directors and appointing the officers of GSWL and GSBPL, respectively, as well as removing such directors and officers from time to time.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios have been calculated for the year ended December 31, 2013 and the twelve months ended March 31, 2014 and give effect to all long-term financial liabilities of the Company and the repayment, redemption or retirement thereof since such dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and the interest requirements do not give effect to the issuance of any Preferred Shares or debt securities that may be issued pursuant to any Prospectus Supplement since the aggregate principal amounts and the terms of such Preferred Shares or debt securities are not presently known.

	Year Ended December 31, 2013	Twelve Months Ended March 31, 2014
Earnings before borrowing costs and taxes	$(247,926,473)	$(284,745,334)
Borrowing costs	$5,633,690	$6,387,316
Dividends	$0	$0
Earnings coverage ratio	(44)	(45)

In order to achieve an earnings coverage ratio of one-to-one for the year ended December 31, 2013 and the twelve months ended March 31, 2014, the Company would have needed to earn an additional $253,560,163 and $291,132,650 of earnings before borrowing costs and taxes in such periods, respectively.

If the Company offers Preferred Shares or any debt securities having a term to maturity in excess of one year under a Prospectus Supplement, that Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Preferred Shares or debt securities, as applicable.

USE OF PROCEEDS

The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives which we expect to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering. In general, we intend to use the net proceeds from the sale of any Securities offered under this Prospectus for the exploration and development of our mining properties in Ghana, acquisition, exploration and development of additional properties or interests (direct or indirect) therein and working capital and other general corporate purposes such as repayment of debt, if applicable.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

All expenses relating to an offering of Securities and any compensation paid to agents, underwriters or dealers, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. Pending the use of available funds as set forth in any Prospectus Supplement, the Company intends to invest the net proceeds of any offering of Securities in an interest bearing account.

PLAN OF DISTRIBUTION

We may offer Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated from time to time. We may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings. A Prospectus Supplement will describe the terms of each specific offering of Securities, including:

•	the terms of the Securities to which the Prospectus Supplement relates;

•	the name or names of any agents, underwriters or dealers;

•	the purchase price of the Securities offered thereby and the proceeds to be received by the Company from the sale of such Securities;

•	any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and

•	any discounts or concessions allowed or reallowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed to by the parties and set forth in the applicable Prospectus Supplement and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to agents, underwriters or dealers may be changed from time to time.

Agents, underwriters or dealers may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities in respect of which this Prospectus is delivered will be named, and any commissions or fees payable by the Company to any agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from our Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares. As of July 21, 2014, we had 259,374,879 Common Shares issued and outstanding. All Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Dividend Rights

Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the board of directors of Golden Star, in its discretion, subject to the preferential dividend rights of any other classes or series of shares of our company. In no event may a dividend be declared or paid on the Common Shares if payment of the dividend would cause the realizable value of Golden Star’s assets to be less than the aggregate of its liabilities and the amount required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting Rights

Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Star, holders of Common Shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any Preferred Shares or other securities that may then be outstanding.

Redemption

No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Rights Agreement

Rights to purchase Common Shares have been issued to holders of Common Shares under an amended and restated shareholder rights plan agreement (the “Rights Agreement”) dated May 9, 2013. One right is attached to each Common Share. Prior to the occurrence of certain triggering events, each right will entitle the holder, within certain limitations, to purchase one Common Share at an exercise price equal to three times the market price of a Common Share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of our voting shares without complying with the “permitted bid” provisions of the rights agreement or without the approval of Golden Star’s board of directors), any exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of Common Shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, any exercise of the rights may cause substantial dilution to a person who attempts to acquire Golden Star. The rights, which expire at the close of business on the date of our 2016 annual shareholders’ meeting (unless extended as provided in the Rights Agreement), may be redeemed at a price of C$0.00001 per right at any time until a person or group has acquired 20% of our Common Shares, except as otherwise provided in the Rights Agreement. The Rights Agreement may have certain anti-takeover effects.

Other Provisions

All outstanding Common Shares are, and the Common Shares offered by this Prospectus or obtainable upon conversion, exchange or exercise of other Securities offered hereby, if issued in the manner described in this Prospectus and the applicable Prospectus Supplement, will be, fully paid and non-assessable.

You should read the Prospectus Supplement relating to any offering of Common Shares, or of Securities convertible, exchangeable or exercisable for Common Shares, for the terms of the offering, including the number of Common Shares offered, any initial offering price and market prices relating to the Common Shares.

This section is a summary and may not describe every aspect of our Common Shares that may be important to you. We urge you to read the Canada Business Corporations Act and our articles of arrangement, because they, and not this description, define your rights as a holder of our Common Shares. See “Available Information” for information on how to obtain copies of these documents.

DESCRIPTION OF PREFERRED SHARES

We are authorized to issue an unlimited number of Preferred Shares. As of the date of this Prospectus, there were no Preferred Shares outstanding. Preferred shares are issuable in such classes or series as are determined by the board of directors, who have the authority to determine the relative rights and preferences of each such class or series. The board of directors has not designated any class or series of Preferred Shares.

The issuance of Preferred Shares could adversely affect the voting power of holders of our Common Shares, and the likelihood that preferred holders of Preferred Shares will receive dividend and liquidation preferences may have the effect of delaying, deferring or preventing a change in control of Golden Star, which could depress the market price of our Common Shares. Unless otherwise indicated in the applicable Prospectus Supplement, all Preferred Shares to be issued from time to time under this Prospectus will be fully paid and non-assessable.

The Prospectus Supplement relating to the Preferred Shares offered will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable:

•	the number of Preferred Shares offered and the offering price of the Preferred Shares;

•	the title and stated value of the Preferred Shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

•	the date from which dividends on the Preferred Shares will accumulate, if applicable;

•	the liquidation rights of the Preferred Shares;

•	the procedures for auction and remarketing, if any, of the Preferred Shares;

•	the sinking fund provisions, if applicable, for the Preferred Shares;

•	the redemption provisions, if applicable, for the Preferred Shares;

•	whether the Preferred Shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the Preferred Shares will have voting rights and the terms of any voting rights;

•	whether the Preferred Shares will be listed on any securities exchange; and

•	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

The applicable Prospectus Supplement will also contain a discussion of the material Canadian federal income tax considerations relevant to the purchase and ownership of the Preferred Shares offered by the Prospectus Supplement.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, we have no Warrants outstanding. We may issue Warrants for the purchase of debt securities, Preferred Shares, Common Shares or any combination of these Securities. Each series of Warrants will be issued under a separate warrant agreement. The applicable Prospectus Supplement will describe the terms of the Warrants offered, including but not limited to the following:

•	the number of Warrants offered;

•	the price or prices at which the Warrants will be issued;

•	the currency or currencies in which the prices of the Warrants may be payable;

•	the securities for which the Warrants are exercisable;

•	whether the Warrants will be issued with any other securities and, if so, the amount and terms of these securities;

•	the amount of securities purchasable upon exercise of each Warrant and the price at which and the currency or currencies in which the securities may be purchased upon such exercise, and the events or conditions under which the amount of securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	the circumstances, if any, which will cause the Warrants to be deemed to be automatically exercised;

•	any material risk factors relating to such Warrants;

•	if applicable, the identity of the Warrant agent; and

•	any other terms of such Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, or the right to vote such underlying securities.

Prospective purchasers of Warrants should be aware that special Canadian federal income tax, accounting and other considerations may be applicable to instruments such as Warrants. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Warrants.

DESCRIPTION OF DEBT SECURITIES

This Prospectus describes certain general terms and provisions of the debt securities that we may offer under this Prospectus. While the terms summarized below will apply generally to any future debt securities we may offer under this Prospectus, we will describe the particular terms of any debt securities that we offer in more detail in the applicable Prospectus Supplement. The terms of any debt securities we offer under a Prospectus Supplement may differ from the terms we describe below, and may not be subject to or contain any or all of the terms described below. The debt securities will be issued under an indenture between us and a qualified financial institution as trustee.

As of the date of this Prospectus, the aggregate principal amount outstanding of our 5% convertible senior unsecured debentures due June 1, 2017 (the “5% Convertible Debentures”) is U.S.$77,490,000, without the impact of adjustment.

The following summaries of material provisions of the debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable Prospectus Supplement related to the debt securities (if any) that we may from time to time sell under this Prospectus, as well as the indenture that contains the terms of the debt securities.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an indenture. The particular terms of each series of debt securities will be described in a Prospectus Supplement relating to such series.

The debt securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a Prospectus Supplement relating to any series of debt securities being offered, the aggregate principal amount, prices and terms of the debt securities. These terms may include:

•	the title of the debt securities;

•	the price or prices (which may be expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence to be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal, premium and interest payments may be made on the debt securities;

•	the currency or currencies in which the debt securities are issued and payable;

•	the terms on which the debt securities will be convertible into or exchangeable for Common Shares, if applicable, and how the number of Common Shares to be received upon such conversion or exchange will be calculated;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or analogous provisions applicable to the debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the entire principal amount;

•	any provisions relating to any security provided for the debt securities;

•	any additions or changes to, or deletions from, the events of default, covenants or acceleration provisions applicable to the debt securities;

•	the trustee for the series of debt securities and any depositories, interest rate calculation agents, exchange rate calculation agents, paying agents or other agents with respect to the debt securities; and

•	any other specific terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the applicable indenture.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable Prospectus Supplement.

Each debt security will be represented by either one or more global securities registered in the name of CDS & Co., The Depository Trust Company (“DTC”) or Cede & Co. (DTC’s partnership nominee), as depository, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificate as a “certificated debt security”) as set forth in the applicable Prospectus Supplement. Except as set forth under the heading “Book-Entry Debt Securities” below, debt securities will not be issuable in certificated form.

Book-Entry Debt Securities

Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depository, and registered in the name of the depository or a nominee of the depository.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depository for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depository will credit, on its book- entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depository for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

So long as the depository for a global debt security, or its nominee, is the registered owner of that global debt security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing debt securities and will not be considered the owners or holders of those debt securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depository for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of the applicable debt security under the applicable indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depository or its nominee, as the case may be, as the registered holder of the related global debt security. Golden Star, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depository, upon receipt of any payment of principal of, or premium or interest on, a book-entry debt security, will promptly credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depository. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each book-entry debt security if the depository is at any time unwilling or unable to continue as depository, or in any other circumstance set forth in the applicable Prospectus Supplement. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the book-entry debt securities of that series. Any certificated debt securities issued in exchange for a book-entry debt security will be registered in such name or names as the depository shall instruct the trustee. We expect that such instructions will be based upon directions received by the depository from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depository and the depository’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Certificated Debt Securities

Transfer or Exchange of Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the applicable indenture, unless otherwise set forth in the applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities in the manner provided in the applicable Prospectus Supplement.

No Protection In the Event of a Change of Control

Unless we state otherwise in the applicable Prospectus Supplement and subject to any covenant, if applicable, as set forth below under “Description of Debt Securities – Covenants – Consolidation, Merger and Sale of Assets”, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable Prospectus Supplement any restrictive covenants applicable to any issue of debt securities. Unless otherwise provided in the applicable Prospectus Supplement, the following covenant will apply to all debt securities.

Consolidation, Merger and Sale of Assets

We may not, unless the terms of debt securities provide otherwise, consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation, or the surviving entity (if other than Golden Star) or the acquiror of our properties and assets is a corporation organized and validly existing under the laws of any jurisdiction of Canada and expressly assumes our obligations under the debt securities and the indenture;

•	immediately prior to and after giving effect to the transaction, no default or event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

Unless otherwise provided in the applicable Prospectus Supplement, the occurrence of one or more of the following will constitute an event of default with respect to any series of debt securities:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of principal of any debt security of that series when due and payable, and continuance of that default for a period of three business days;

•	an event of default occurs and is continuing, or the failure by us to comply with any of the agreements contained in the debt securities of that series or the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or from the holders of not less than 50% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of the Company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable Prospectus Supplement accompanying this Prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the applicable indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 50% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such lesser amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the applicable indenture. The Prospectus Supplement relating to any series of debt securities that are discount securities will set forth the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities if the request conflicts with law or the indenture, is unduly prejudicial to the rights of another holder of debt securities of that series, or may result in personal liability of the trustee.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the applicable indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security’s right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment shall not be impaired or affected without the consent of the holder.

The applicable indenture will require us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The applicable indenture will provide that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

Golden Star and the trustee as to any series of debt securities may modify and amend the applicable indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. The holders of at least a majority in principal amount of outstanding debt securities of the series affected may also waive compliance in a particular instance with any provision of the applicable indenture. Unless the applicable Prospectus Supplement provides otherwise, in no event may a modification, amendment or waiver, without the consent of the holders of each series of affected debt security then outstanding:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the amount of, or postpone the date fixed for, the payment of a sinking fund or analogous provision;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or waive a redemption payment or alter the redemption provisions with respect thereto;

•	make the principal of or premium or interest on any debt security payable in a currency other than that stated in the applicable Prospectus Supplement for that debt security;

•	reduce the principal amount of original issue discount payable upon acceleration of maturity; or

•	make any change to certain provisions of the applicable indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment.

Subject to the limitations discussed above and unless the applicable Prospectus Supplement provides otherwise, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any existing or past default or event of default under the indenture with respect to that series and its consequences, except a default or event of default on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration of the debt securities and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. Unless otherwise provided by the terms of the applicable series of debt securities, and as set forth in the applicable Prospectus Supplement, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or United States government obligations or, in the case of debt securities denominated in a single currency other than United States dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

Unless otherwise specified in the applicable Prospectus Supplement, any such discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to Canadian federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Covenant Defeasance. Unless otherwise provided by the terms of the applicable series of debt securities, as set forth in the applicable Prospectus Supplement, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the applicable indenture, as well as any additional covenants which may be set forth in the applicable Prospectus Supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or an event of covenant defeasance.

The conditions include:

•	depositing with the trustee money and/or United States government obligations or, in the case of debt securities denominated in a single currency other than United States dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity of those payments in accordance with the terms of the applicable indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to Canadian federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities, and the debt securities of that series are declared due and payable because of the occurrence of any event of default, if the amount of money and/or United States government obligations or foreign government obligations on deposit with the trustee is not sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default, we shall remain liable for paying such shortfall.

For purposes of this discussion, “foreign government obligations” means, with respect to debt securities of any series that are denominated in a currency other than United States dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by a purchaser of such Securities who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PRIOR SALES

For the twelve-month period before the date of this Prospectus, we issued the following Common Shares:

Date	Number of Common Shares Issued		Price (Cdn.$)
March 10, 2014	268,909	(1)	0.89

Note:

(1)	268,909 deferred share units of the Company were exercised on March 10, 2014.

For the twelve-month period before the date of this Prospectus, we issued the following options to purchase Common Shares:

Date	Number of Options Issued		Exercise Price (Cdn.$)
October 30, 2013	120,000	(1)	0.50
February 24, 2014	3,616,379	(2)	0.87
May 12, 2014	120,000	(3)	0.64
June 3, 2014	138,351	(4)	0.54

Notes:

(1)	Represents options to purchase up to 120,000 Common Shares.
(2)	Represents options to purchase up to 3,616,379 Common Shares.
(3)	Represents options to purchase up to 120,000 Common Shares.
(4)	Represents options to purchase up to 138,351 Common Shares.

For the twelve-month period before the date of this Prospectus, we issued the following deferred share units which may be redeemed for Common Shares:

Date	Number of Deferred Share Units Issued(1)	Price (Cdn.$)
October 15, 2013	360,047	-
January 15, 2014	358,964	-
April 15, 2014	141,120	-
July 15, 2014	238,010	-

Note:

(1)	Deferred share units may be redeemed for cash, Common Shares issued from treasury on a one-for-one basis or Common Shares purchased by the Company on the NYSE MKT.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the NYSE MKT under the trading symbol “GSS”, on the TSX under the trading symbol “GSC” and on the GSE under the trading symbol “GSR”. As of July 21, 2014, 259,374,879 Common Shares were outstanding. On July 18, 2014, being the last trading day prior to the date of this Prospectus, the closing price per share for our Common Shares as reported by the NYSE MKT was U.S.$0.57, as reported by the TSX was Cdn.$0.60 and on the Ghana Stock Exchange was GH₵2.75.

The following table sets forth, for the periods indicated, the reported high and low market closing prices per share of our Common Shares and the volume of Common Shares traded on the NYSE MKT and the TSX, respectively.

	NYSE MKT(1)			Toronto Stock Exchange
	High	Low	Volume	High	Low	Volume
	(U.S.$)			(Cdn.$)
2013
July	0.57	0.40	47,138,743	0.58	0.42	2,762,724
August	0.85	0.44	70,495,672	0.88	0.465	2,954,595
September	0.58	0.40	83,725,076	0.60	0.45	7,281,542
October	0.54	0.39	58,892,728	0.57	0.405	3,588,969
November	0.57	0.42	38,681,706	0.60	0.44	4,805,663
December	0.49	0.39	38,251,391	0.52	0.39	1,810,582
2014
January	0.76	0.47	59,712,293	0.82	0.50	2,346,351
February	0.84	0.58	44,559,480	0.91	0.65	3,286,034
March	0.89	0.56	72,043,658	0.96	0.64	3,084,212
April	0.74	0.57	28,932,792	0.81	0.65	1,331,585
May	0.64	0.46	16,642,792	0.70	0.50	993,932
June	0.64	0.47	24,445,041	0.70	0.52	1,023,388
July 1 to July 21	0.62	0.54	17,144,485	0.66	0.58	803,493

(1)	Formerly known as the NYSE Amex Equities.

We have not declared or paid cash dividends on our Common Shares since our inception. Future dividend decisions will consider our then-current business results, cash requirements and financial condition.

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on our business, financial condition and/or results of operations and the trading price of our Common Shares, which may decline, and investors may lose all or part of their investment. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial also may impair our business operations. We cannot assure you that we will successfully address these risks. In addition, other currently unknown risks exist that may affect our business.

An investment in the Securities offered by this Prospectus involves a high degree of risk. For a discussion of other factors you should carefully consider before deciding to purchase Securities, please consider the risks described below and in the documents incorporated by reference in this Prospectus, including those set forth in the AIF, the Annual Financial Statements, the Annual MD&A, the Interim Financial Statements and the Interim MD&A, as well as those that may be set forth in the applicable Prospectus Supplement and other information and/or documents incorporated by reference in the applicable Prospectus Supplement. Also, please see “Cautionary Statement Regarding Forward-Looking Statements.”

General Risks

A substantial or prolonged decline in gold prices would have a material adverse effect on us.

The price of our Common Shares, our financial results and financial condition, and our exploration, development and mining activities have previously been, and would in the future be significantly adversely affected by a substantial or prolonged decline in the price of gold. The price of gold is volatile and is affected by numerous factors beyond our control such as the sale or purchase of gold by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. Any drop in the price of gold would adversely impact our revenues, profits and cash flows. In particular, a sustained low gold price could:

•	cause suspension of our mining operations at Wassa and/or Bogoso if these operations become uneconomic at the then-prevailing gold price, thus further reducing revenues;
•	cause us to be unable to fulfill our obligations under agreements with our partners or under our permits and licenses which could cause us to lose our interests in, or be forced to sell, some of our properties;
•	cause us to be unable to fulfill our debt repayment obligations;
•	halt or delay the development of new projects; and
•	reduce funds available for exploration and/or development activities, with the result that depleted mineral reserves may not be replaced by new exploration activities.

Furthermore, the need to reassess the feasibility of any of our development projects because of declining gold prices could cause substantial delays or could interrupt development until a reassessment could be completed. Life-of-mine plans incorporating significantly lower gold prices could result in reduced estimates of mineral reserves and mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We have incurred and may in the future incur substantial losses that could make financing our operations and business strategy more difficult and that may affect our ability to service our debts as they become due.

The Company had a net loss attributable to Golden Star shareholders of $265.9 million in 2013, a net income attributable to Golden Star shareholders of $7.2 million in 2012 and a net loss attributable to Golden Star shareholders of $2.1 million (determined under U.S. GAAP) in 2011. In recent years increasing operating costs, lower ore grades from our mines, lower gold recovery rates and impairment write-offs of mine property and exploration property costs have been the primary factors contributing to such losses. In the future, these factors, as well as declining gold prices, could cause us to continue to be unprofitable. Future operating losses could adversely affect our ability to raise additional capital if needed, and could materially and adversely affect our operating results and financial condition. In addition, continuing operating losses could affect our ability to meet our debt repayment obligations.

Our obligations could strain our financial position and impede our business strategy.

We had total consolidated debt and liabilities as of March 31, 2014, of U.S.$322.4 million, including U.S.$11.9 million in equipment financing loans; U.S.$4.5 million in finance leases; U.S.$38.9 million (net of loan fees) pursuant to a loan from Ecobank Ghana Limited, U.S.$57.5 million (U.S.$77.5 million face value) pursuant to our outstanding 5% Convertible Debentures; U.S.$113.8 million of current trade payables and accrued liabilities; U.S.$8.3 million of current tax liabilities; and a U.S.$87.5 million accrual for environmental rehabilitation liabilities. Our indebtedness and other liabilities may increase as a result of general corporate activities. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, exploration costs and other general corporate requirements;
•	requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, exploration and development projects and other general corporate requirements;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and
•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Estimates of our mineral reserves and mineral resources could be inaccurate, which could cause actual production and costs to differ from estimates.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and mineral resources is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and mineral resources may not be accurate, and mineral reserves and mineral resources may not be able to be mined or processed profitably or at all.

Fluctuations in gold prices, results of drilling, metallurgical testing, changes in operating costs, production, and the evaluation of mine plans subsequent to the date of any mineral reserve or mineral resource estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and mineral resources, or of our ability to extract these mineral reserves and mineral resources, could have a material adverse effect on our results of operations and financial condition.

We currently have only two sources of operational cash flows, which could be insufficient by themselves to fund our continuing exploration and development activities.

Our only current significant internal sources of funds are operational cash flows from Wassa and Bogoso. The anticipated continuing exploration and development of our properties are expected to require significant expenditures over the next several years. If cash on hand, free cash flows generated by Wassa and Bogoso and our equipment financing facility and any other available facilities are insufficient to cover all of our capital investment needs, we may require additional financing or we may consider rescheduling capital spending. Our ability to raise significant new capital will be a function of macroeconomic conditions, future gold prices, our operational performance and our then current cash flow and debt position, among other factors. Continued uncertainty in the global economy may affect lending practices and our ability to access capital. As a result, we may not be able to obtain adequate financing on acceptable terms or at all, which could cause us to delay or indefinitely postpone further exploration and development of our properties. Consequently, we could lose our interest in, or could be forced to sell, some or all of our properties.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

Our revenues are in United States dollars, and we maintain most of our cash and cash equivalents in United States dollars or United States dollar-denominated securities. We convert our United States funds to foreign currencies as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the United States dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A significant portion of the operating costs at Wassa and Bogoso is based on the Ghanaian currency, the Cedi. We are required by the Government of Ghana to convert into Cedis 20% of the foreign exchange proceeds that we receive from selling gold, but the Government could require us to convert a higher percentage of gold sales proceeds into Cedis in the future. We obtain construction and other services and materials and supplies from providers in South Africa and other countries. The costs of goods and services could increase or decrease due to changes in the value of the United States dollar or the Cedi, the Euro, the South African Rand or other currencies. Consequently, operation and development of our properties could be more costly than anticipated.

Any hedging activities might be unsuccessful and incur losses.

While we held no hedging instruments during 2013, we may enter into additional hedging arrangements in the future. Future hedging activities might not protect adequately against declines in the price of gold. In addition, although a hedging program could protect us from a decline in the price of gold, it might also prevent us from benefiting fully from gold price increases. For example, as part of a hedging program, we could be obligated to sell gold at a price lower than the then-current market price.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.

We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with our operations. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material mineral deposit may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us to not realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business, financial condition, results of operations and on our ability to grow.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. As such, we are involved in various routine legal proceedings incidental to our business. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our future financial position and results of operations.

We are subject to operational risks.

We are subject to a number of operational hazards that can delay production or result in liability to us. Our activities are subject to a number of risks and hazards including:

•	power shortages;
•	mechanical and electrical equipment failures;
•	parts availability;
•	unexpected changes in mineralization grades;
•	unexpected changes in mineralization chemistry and gold recoverability;
•	environmental hazards;
•	discharge of pollutants or hazardous chemicals;
•	industrial accidents;
•	labor disputes and shortages;
•	supply and shipping problems and delays;
•	shortage of equipment and contractor availability;
•	unusual or unexpected geological or operating conditions;
•	cave-ins of underground workings;
•	failure of pit walls or dams;
•	fire;
•	marine and transit damage and/or loss;
•	changes in the regulatory environment, including in the area of climate change;
•	delayed or restricted access to mineral deposits and/or properties due to community interventions; and
•	natural phenomena such as inclement weather conditions, floods, droughts and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements and bonding requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration, development, or operation of our projects or otherwise have a material adverse effect on our operations.

Portions of our Wassa property, as well as some of our exploration properties in Ghana, including Dunkwa, are located within forest reserve areas. Although Dunkwa and Wassa have been identified by the Government of Ghana as eligible for mining permits, subject to normal procedures and a site inspection, permits for projects in forest reserve areas may not be issued in a timely fashion, or at all, and such permits may contain special requirements with which it is burdensome or uneconomic to comply.

Mining and processing gold from our future development projects in Ghana will require mining, environmental, and other permits and approvals from the Government of Ghana. The trend to longer lead times in obtaining environmental permits has reached a point where we are no longer able to accurately estimate permitting times for our planning purposes. The increases in permitting requirements could affect our environmental management activities including, but not limited to, tailings disposal facilities and water management projects at our mines.

Due to an increased level of non-governmental organization activity targeting the mining industry in Ghana, the potential for the Government of Ghana to delay the issuance of permits or impose new requirements or conditions upon mining operations in Ghana may increase. Any changes in the Government of Ghana’s policies, or their application, may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future, cannot be predicted primarily because of the changing character of environmental requirements that may be enacted within the various jurisdictions where we operate.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental and socioeconomic assessments, the issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;
•	mining rate, dilution and recovery;
•	anticipated metallurgical characteristics of the ore and gold recovery rates;
•	environmental and community considerations including resettlement, permitting and approvals;
•	future gold prices; and
•	anticipated capital and operating costs.

Estimates of proven and probable mineral reserves and operating costs developed in feasibility studies are based on reasonable assumptions including geologic and engineering analyses and may not prove to be accurate.

The management of mine development projects and the start up of new operations are complex. Completion of development and the commencement of production may be subject to delays. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	costs of constructing and operating a mine in a specific environment;
•	cost of processing and refining;
•	availability of economic sources of power and fuel;
•	availability of qualified staff;
•	adequacy of water supply;
•	adequate access to the site including competing land uses (such as agriculture and illegal mining);
•	unanticipated transportation costs and shipping incidents and losses;
•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;
•	government regulations and changes to existing regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, protection of the environment and agricultural lands, including bonding requirements);
•	fluctuations in gold prices; and
•	accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect our business (including our ability to achieve our production estimates), financial condition, results of operations and cash flow.

We need to continually discover, develop or acquire additional mineral reserves for gold production and a failure to do so would adversely affect our business and financial position in the future.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand mineral reserves as our mines produce gold. We are required to estimate mine life in connection with our estimation of mineral reserves, but our estimates may not be correct. In addition, mine life would be shortened if we expand production or if we lose mineral reserves due to changes in gold price or operating costs. Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration involves a high degree of risk. Exploration projects are frequently unsuccessful. Few prospects that are explored are ultimately developed into producing mines. We cannot assure you that our gold exploration efforts will be successful. The success of gold exploration is dependent in part on the following factors:

•	the identification of potential gold mineralization based on surface analysis;
•	availability of prospective land;
•	availability of government-granted exploration and exploitation permits;
•	the quality of our management and our geological and technical expertise; and
•	the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. Because of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves or the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing gold. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our future revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. We have mining leases with respect to our Wassa, Bogoso, Prestea Underground and HBB properties. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions is limited. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and Chief Financial Officer, and a number of other highly skilled and experienced executive personnel. Due to the relatively small size of our management team, the loss of one or more of these persons or our inability to attract and retain additional highly skilled employees could have an adverse effect on our business and future operations.

Our use of contractors may expose us to a number of risks and increase our mining costs.

We use mining contractors at Wassa and Bogoso. The use of contractors subjects us to certain risks, some of which are outside our control, including:

•	our ability to negotiate agreements with contractors on acceptable terms or at all;
•	reduced control over those aspects of operations which are the responsibility of the contractor;
•	failure of a contractor to perform under its agreement;
•	interruption of operations or increased costs in the event that a contractor ceases to do business due to insolvency or other unforeseen events;
•	failure of a contractor to comply with applicable legal and regulatory requirements;
•	labor relation issues from a contractors’ workforce; and
•	the potential to incur liability to third parties as a result of the actions of our contractors.

The occurrence of one or more of these risks could adversely affect our financial position and results of operations.

Our insurance coverage could be insufficient.

Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;
•	industrial accidents;
•	labor disputes;
•	unusual or unexpected geological conditions;
•	ground or slope failures;
•	cave-ins;
•	fire damage;
•	changes in the regulatory environment;
•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and
•	political risks including expropriation and civil war.

Such occurrences could result in:

•	damage to mineral properties or production facilities and equipment;
•	personal injury or death;
•	loss of legitimate title to properties;
•	environmental damage to our properties or the properties of others;
•	delays in mining, processing and development;
•	monetary losses; and
•	possible legal liability.

Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums or at all. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our operations. Any significant breakdown, invasion, virus, cyber attack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our operations. To the extent any invasion, cyber attack or security breach results in disruption to our operations, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyber attacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Governmental and Regulatory Risks

As a holding company, limitations on the ability of our operating subsidiaries to make distributions to us could adversely affect the funding of our operations.

We are a holding company organized under the federal laws of Canada that conducts operations through foreign (principally Ghanaian) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay the 5% Convertible Debentures or other debt. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

The Government of Ghana may make or propose changes to the mining fiscal regime that will have a significant impact on our overall costs.

In 2012, the Government of Ghana announced its intent to introduce a 10% windfall profit tax on mining companies. In 2013, as a result of the decline in spot gold prices during 2013 the Government of Ghana suspended its implementation of the proposed windfall profit tax. However if gold prices increase the Government of Ghana may decide to continue its plan to implement the proposed 10% windfall profit tax.

The Government of Ghana could review the existing tax stability agreements of mining companies operating in Ghana. While our mines do not have tax stability agreements, the Government of Ghana could decide to review our Deeds of Warranty which specify certain tax agreements for our properties. Such a review could result in some of our financial concessions being revoked or changes which could have a significant impact on our profitability, results of operations and financial resources.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.

Our mining operations and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;
•	production;
•	taxes;
•	disposal of process water or waste rock;
•	toxic substances;
•	development and permitting;
•	exports and imports;
•	labor standards;
•	mine and occupational health and safety;
•	environmental protection and corporate responsibility, and
•	mine rehabilitation and closure plans.

Compliance with these regulations increases the costs of the following:

•	planning;
•	designing;
•	drilling and exploration activities;
•	operating;
•	developing;
•	constructing; and
•	closure, reclamation and rehabilitation and post closure.

We believe that we are in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us. These factors could cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

The implementation of changes in regulations that limit the amount of proceeds from gold sales that could be withdrawn from Ghana could also have a material adverse impact on us, as Wassa and Bogoso are currently our only sources of internally generated operating cash flows.

Environmental bonding requirements are under review in Ghana and bonding requirements may be increased.

As part of its periodic assessment of mine reclamation and closure costs, the Ghana Environmental Protection Agency (“EPA”) reviews the adequacy of reclamation bonds and guarantees. In certain cases, it has requested higher levels of bonding based on its findings. If the EPA were to require additional bonding at our properties, it may be difficult, if not impossible, to provide sufficient bonding. If we are unable to meet any such increased bonding requirements or negotiate an acceptable solution with the Government of Ghana, our operations and exploration and development activities in Ghana may be materially adversely affected.

The Government of Ghana has the right to increase its interest in certain subsidiaries.

In accordance with the Minerals and Mining Act, 2006 (“Act 703”), the Government of Ghana has a 10% carried interest in the mineral operations of Ghanaian mining companies. The carried interest comes into existence at the time the government issues a mining license. As such, the Government of Ghana currently has a 10% carried interest in our subsidiaries that own the Wassa and Bogoso properties.

Under Act 703, the Government of Ghana has the right to acquire a special share or “golden share” in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A “golden share” carries no voting rights and does not participate in dividends, profits or assets. While the Government of Ghana has not sought to exercise any of these rights at our properties, any such attempts to do so in the future could adversely affect our financial results.

We are subject to risks relating to exploration, development and operations in foreign countries.

Our assets and operations are affected by various political and economic uncertainties in the countries where we operate, including:

•	war, civil unrest, terrorism, coups or other violent or unexpected changes in government;
•	political instability and violence;
•	expropriation and nationalization;
•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;
•	illegal mining;
•	changes in taxation policies;
•	unilaterally imposed increases in royalty rates, such as the increase in royalty rates imposed by the Government of Ghana, effective March 2011, which changed the method of calculating the royalties from not less than 3% and not more than 6% of a mine’s total mineral revenues to a flat rate of 5% of mineral revenues;
•	restrictions on foreign exchange and repatriation; and
•	changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining has occurred on our properties, which is difficult to control, can disrupt our business and can expose us to liability.

We continue to experience illegal mining activity on our mining and exploration properties. Most of this activity is on our Prestea South properties. While we are proactively working with local, regional and national governmental authorities to obtain protection of our property rights, any action on the part of such authorities may not occur, may not fully address our problems or may be delayed.

In addition to the impact on our mineral reserves and mineral resources, the presence of illegal miners can lead to project delays and disputes and delays regarding the development or operation of commercial gold deposits. Illegal miners could cause environmental damage or other damage to our properties, or personal injury or death, for which we could potentially be held responsible. Illegal miners may work on other of our properties from time to time, and they may in the future increase their presence and have increased negative impacts such as those described above on such other properties.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate our mines and our financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new requirements could adversely affect exploration, operating and development costs, the timing of operations and the ability to operate, as well as our financial results.

Failure to maintain effective internal controls could have a material adverse effect on our business and share price.

Annually, we are required to test our internal controls over financial reporting to satisfy the requirements of applicable securities laws, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. Failure to maintain effective internal controls could have a material adverse effect on our business and share price.

Market Risks

The market price of our Common Shares has experienced volatility and could continue to do so in the future.

Our Common Shares are listed on the NYSE MKT, the TSX and the Ghana Stock Exchange. Companies with market capitalizations similar to ours have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our Common Shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not continue to follow our securities;
•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of Common Shares;
•	the size of the public float in our Common Shares may limit the ability of some institutions to invest in our securities; and
•	a substantial decline in our stock price that persists for a significant period of time could cause our securities to be delisted from NYSE MKT, the TSX and/or the Ghana Stock Exchange, further reducing market liquidity.

As a result of any of these factors, the market price of our Common Shares at any given point in time might not accurately reflect our long-term value. Stock markets in general have recently experienced higher levels of volatility. Securities class action litigation often has been brought against companies following periods of market price volatility that affects the market price of particular securities without regard to the performance of the company whose stock price is affected. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities on us.

A majority of our assets are located outside of Canada and all of our assets are located outside of the United States. Accordingly, it might not be possible for investors to collect judgments obtained in Canadian courts or United States courts predicated on the civil liability provisions of Canadian securities legislation or U.S. federal securities legislation or to realize upon our assets in connection with such judgments.

The conversion feature of our 5% Convertible Debentures could limit increases in the trading price of our Common Shares.

The conversion price of our outstanding 5% Convertible Debentures is $1.65 per share. During periods when our Common Share price is greater than the conversion price, this conversion feature may limit the increase in the price of our Common Shares, since any increase in the stock price above the conversion price will make it more likely that the 5% Convertible Debentures will be converted, thereby exerting a downward pressure on the market price of the Common Shares.

The existence of outstanding rights to purchase or acquire Common Shares could impair our ability to raise capital.

As of July 21, 2014, there were options outstanding to purchase up to 15,658,797 Common Shares at exercise prices ranging from Cdn.$0.50 to Cdn.$5.11 per share and there were deferred share units outstanding redeemable for up to 1,850,778 Common Shares issued from treasury. In addition, 1,617,588 Common Shares were available for future issuance under our stock option plans and 5,620,212 Common Shares were available for future issuance under our deferred share unit plan. Furthermore, approximately 46,963,636 Common Shares are currently issuable upon the full conversion of our outstanding Convertible Debentures (additional shares may be issuable to debenture holders in certain circumstances). During the life of the options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of Common Shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our Common Shares. The holders of the options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Current global financial conditions may affect our ability to obtain financing and may negatively affect our asset values and results of operations.

Global financial conditions during recent years have been characterized by heightened volatility and uncertainty. As a result, access to financing has been negatively impacted, which may affect our ability to obtain equity or debt financing in the future on favorable terms or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue or worsen, our operations could be adversely impacted and the trading price of our Common Shares may be adversely affected.

The Company has discretion in the use of the net proceeds from any Offering.

The aggregate amount of net proceeds to be received by the Company pursuant to any offering of Securities is uncertain and will be set forth in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the Company will have discretion in the actual application of the net proceeds from any offering of Securities. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” if the Company believes it would be in the Company's best interests to do so at the time such net proceeds are received. Furthermore, as at the date hereof, the Company has no definitive plans for the expenditure of the proceeds of any offering of Securities and there can be no assurance as to how such funds may be expended.

There are certain U.S. federal income tax risks associated with ownership of our Common Shares.

Holders of our Common Shares who are U.S. taxpayers should consider that we may be or could become a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. We do not expect to be a PFIC for the year ending December 31, 2014, and do not expect to become a PFIC in the foreseeable future, but the tests for determining PFIC status depend upon a number of factors, some of which are beyond our control, and can be subject to uncertainties, and we cannot assure you that we will not be a PFIC for the year ending December 31, 2014, or any future year. We undertake no obligation to advise holders of Common Shares as to our PFIC status for the year ending December 31, 2014, or any future year.

If we are a PFIC for any year, any person who holds Common Shares who is a U.S. person for U.S. income tax purposes (a “U.S. holder”) and whose holding period for those Common Shares includes any portion of a year in which we are a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.” Excess distributions include certain distributions received with respect to PFIC shares in a taxable year. Gain recognized by a U.S. holder on a sale or other transfer of Common Shares (including certain transfers that would otherwise be tax free) also would be treated as excess distributions. Such excess distributions and gains would be allocated ratably to the U.S. holder’s holding period. For these purposes, the holding period of shares acquired either through an exercise of Securities that are convertible or exercisable for Common Shares or the conversion of convertible debentures includes the holder’s holding period in the Securities that are convertible or exercisable for Common Shares or convertible debt.

The portion of any excess distribution (including gains treated as excess distributions) allocated to the current year or to a year prior to the first year in which the Company was a PFIC would be includible as ordinary income in the current year. The portion of any excess distribution allocated to the first year in the U.S. holder’s holding period in which the Company was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest marginal rate applicable to ordinary income for each such year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. income tax deferral.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may cause the recognition of taxable income or gain. The QEF and mark-to-market elections are not available to U.S. holders with respect to options or convertible securities. We have not decided whether we would provide to U.S. holders of our Common Shares the annual information that would be necessary to make the QEF election.

Additional special adverse rules also apply to U.S. holders who own our Common Shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC. Special adverse rules that impact certain estate planning goals could apply to our Common Shares if we are a PFIC.

INTEREST OF EXPERTS

Each of Richard Oldcorn, Dr. Lucy Roberts, Chris Bray, Dr. John Arthur, Michael Beare, Neil Marshall, Dr. Anthony Rex, Krzysztof Czajewski, John Willis, Martin Raffield, Steven Mitchel Wasel and Yan Bourassa is a person who has reviewed or supervised the preparation of information upon which scientific and technical information relating to Golden Star’s mineral properties contained or incorporated by reference in this Prospectus is based. Each of Martin Raffield, Steven Mitchel Wasel and Yan Bourassa is an officer or employee of Golden Star and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Golden Star or any of its associates or affiliates. To the best knowledge of the Company, as of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Golden Star.

LEGAL MATTERS

Certain Canadian legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Davis Graham and Stubbs LLP with respect to United States legal matters. At the date hereof, each of the partners and associates of Fasken Martineau DuMoulin LLP, as a group, and Davis Graham and Stubbs LLP, as a group, beneficially own, directly or indirectly, less than 1% of any outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants through their offices at 18 York Street, Suite 2600, Toronto, Ontario Canada. PricewaterhouseCoopers LLP is the auditor of the Company and has confirmed that they are independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The transfer agent and registrar for the Common Shares is CST Trust Company, through its offices at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada V6E 3X1 and 320 Bay Street, Toronto, Ontario, Canada, M5H 4A6 and in Ghana our sub-registrar and transfer agent is Ghana Commercial Bank Limited at its principal office in the city of Accra, Ghana.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	consents of auditors, engineers and Canadian legal counsel; and

•	powers of attorney pursuant to which amendments to the Registration Statement may be signed.

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